[redacted]

08033129

SECURITI 08033129 ..MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0511
Expires:	December 31, 1999
Estimated average burden	
Hours per response:	2

SEC Mail Processing Section
NOV 2 8 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOESIS CAPITAL CORP.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CLINT MOORE ROAD
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICO B.M. LETSCHERT — (561) 998-8884
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nico B.M. Letschert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noesis Capital Corp., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. LETSCHERT
MY COMMISSION # DD 514328
EXPIRES: February 5, 2010
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOESIS CAPITAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT

NOESIS CAPITAL CORP. AND SUBSIDIARIES

TABLE OF CONTENTS

Ahearn
Jasco +
Company

Business and Financial Consultants
Certified Public Accountants
Chartered

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noesis Capital Corp.

We have audited the accompanying consolidated statement of financial condition of Noesis Capital Corp. and its subsidiaries (the "Company") as of September 30, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Noesis Capital Corp. and its subsidiary as of September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 10, 2008

NOESIS CAPITAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	128,379
Accounts receivable, net		-
Prepaid expenses and other assets		435
Securities owned		158,596
Notes receivable, net		60,000
TOTAL	$	347,410

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	5,843
TOTAL LIABILITIES		5,843
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; 7,500 shares authorized, issued, and outstanding		75
Additional paid in capital		173,475
Retained earnings		168,017
TOTAL STOCKHOLDER'S EQUITY		341,567
TOTAL	$	347,410

The accompanying notes should be read with this consolidated financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Noesis Capital Corp., (the "Company"), was incorporated in the State of Florida on September 24, 1993 and operates as a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). The Company and its wholly-owned subsidiaries, Noesis Gray LLC, Noesis Blue LLC, Noesis Green LLC, and Noesis Silver LLC, are collectively referred to as the "Company". The Company is a wholly-owned subsidiary of Noesis International Holdings, Inc. ("Holdings") and related through common ownership to Noesis Capital Management Corp. Holdings, together with its subsidiaries, is hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Bear Stearns Securities Corp., ("Bear Stearns"), on a fully disclosed basis. Bear Stearns provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

Basis of Presentation

The consolidated financial statement includes the accounts of Noesis Capital Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

Marketable and Other Securities

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS"), No. 157, Fair Value Measurements, to eliminate the diversity in practice that exists due to the different definitions of fair value that are dispersed among the many accounting pronouncements that require fair value measurements, and the limited guidance for applying those definitions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company adopted SFAS 157 as of September 30, 2008, and the adoption did not have a material impact on the financial condition or results of operations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable and Other Securities (continued)

The valuations of the Company's marketable securities is governed by SFAS No. 157 which defines fair value on the price that would be received to sell the asset or paid to transfer the liability, rather than the priced that would be paid to acquire the asset or receive to assume the liability. All marketable securities held by the Company are reflected in the Company's financial statements at their estimated fair value at September 30, 2008. Estimated fair values are based on the quoted market value of the investment on a national exchange.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $36,931, which was $31,931 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .1582 to 1, based on an aggregated indebtedness of $5,842 as of September 30, 2008.

NOTE 3. SECURITIES OWNED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consist of the following:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 158,596	$ -
Municipal bonds	-	-
Convertible preferred stock	-	-
Total	$ 158,596	$ -

NOTE 4. ACCOUNTS/NOTES RECEIVABLE

On December 31, 2006, the Company converted amounts due from one investment banking customer into a new note receivable in the amount of $185,000. The note bears interest at 9% payable, including accrued interest on January 1, 2009. The Company is continuing to account for revenues from this customer on the cash basis as collectibility of this note receivable is not reasonably assured.

During the year ended September 30, 2008, the Company converted $198,245 of amounts owed by this customer to 396,495 shares of the customers common stock as satisfaction of the amounts owed. As of September 30, 2008, the value of these shares was $158,596.

NOTE 4. ACCOUNTS/NOTES RECEIVABLE (continued)

On January 16, 2007, Noesis Gray LLC, Noesis Green LLC and Noesis Blue LLC loaned this investment banking customer, $19,000, $9,000 and $32,000, respectively. These notes bear interest at 9% and are payable, including accrued interest on January 1, 2009. Accrued interest totaled $5,435 after receipt of $6,524 during the year. However, since the collectibility of these notes receivable is not reasonably assured, the accrued interest was fully allowanced.

As of September 30, 2008, this investment banking client was indebted to the Company and subsidiaries as follows:

Consulting fees receivable	$ 90,000
Note receivable, Noesis Capital Corp	185,000
Note receivable, Noesis Gray LLC	19,000
Note receivable, Noesis Blue LLC	32,000
Note receivable, Noesis Green LLC	9,000
Accrued interest	34,689
Total owed	369,689
Allowance for doubtful consulting fees receivable	(90,000)
Allowance for notes receivable and accrued interest	(219,689)
Net balance owed	$ 60,000

NOTE 5. RELATED PARTY TRANSACTIONS

Lease

The Company's corporate offices are located in a building for which the lease agreement is with Holdings. The Company was provided use of their space at no charge from Holdings.

Dividends Paid

The Company remitted to Holdings a dividend of $603,262, consisting of a combination of cash and common and preferred stock of an investment banking customer during the year ended September 30, 2008.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS (continued)

Financial Instruments With Off-Balance Sheet Risk (continued)
Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

END